UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission file number: 001-39259

China Liberal Education Holdings Limited

7th Floor, Building 5, No. 2 Zhenxing Road,

Changping District, Beijing,

People’s Republic of China 102299

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 12, 2025, China Liberal Education Holdings Limited (the “Company”) received notice from the Nasdaq Hearings Panel (the “Panel) that the Panel has determined to deny the Company’s request to continue its listing on The Nasdaq Stock Market (“Nasdaq”). Trading in the Company’s securities was suspended on June 3, 2025.

As disclosed in previous filings with the U.S. Securities and Exchange Commission, the Company was found to be in violation of Nasdaq Listing Rule 5250(c)(1) for not filing its annual report on Form 20-F for the year ended December 31, 2024. In addition, Nasdaq’s Listings Qualifications Department (the “Staff”) has raised public interest concerns with the Company’s continued listing pursuant to Nasdaq Listing Rule 5101 based on public interest concerns raised by the Company’s substantial issuance of its ordinary shares in December 2024. Based on the Panel’s review of written submissions by the Company, circumstances around the above-mentioned non-compliance incidents and the Company’s compliance history, the Panel has concluded that the Company is not suitable for continued listing on Nasdaq.

The Company’s ordinary shares have been trading on the OTC Pink Current Market maintained by OTC Markets Group, Inc. (“OTC Markets”) since June 3, 2025 under the symbol “CLEUF”. The transition from Nasdaq to the OTC has not affected and is not expected to affect the Company’s regular business operations. The delisting from Nasdaq will not impact the Company’s intent to continue to make required filings with the SEC.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

China Liberal Education Holdings Limited

Date: June 20, 2025	By:	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Co-Chief Executive Officer and Chairperson of the Board of Directors

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